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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ---------------

                                  SCHEDULE TO
                                  (RULE 13E4)

                 TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
           OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                        SUN INTERNATIONAL HOTELS LIMITED
                       (Name of Subject Company (Issuer))

                        SUN INTERNATIONAL HOTELS LIMITED
                      (Names of Filing Persons (Offerors))
                         ------------------------------

                  ORDINARY SHARES, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)
                         ------------------------------

                                    P879T133
                     (CUSIP Number of Class of Securities)

                             Charles D. Adamo, Esq.
                        Sun International Hotels Limited
                                  Coral Towers
                          Paradise Island, The Bahamas
                           Telephone: (242) 363-6000
      (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                    COPY TO:

                            Philip A. Gelston, Esq.
                            Cravath, Swaine & Moore
                               825 Eighth Avenue
                            New York, New York 10019
                           Telephone: (212) 474-1000

                           CALCULATION OF FILING FEE:

Transaction Valuation: $120,000,000                Amount of Filing Fee: $24,000

------------------------

* Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of up to 5,000,000 outstanding ordinary shares, par value $0.001, of Sun International Hotels Limited (the "Ordinary Shares" or the "Shares"), at a price per Share of $24.00 in cash. As of June 15, 2000, there were 32,682,350 Shares outstanding. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[  ] Check the box if any part of the fee is offset as provided by
    Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
    Amount previously paid: Not applicable          Filing Party: Not applicable
    Form or Registration No.: Not applicable          Date Filed: Not applicable

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

    [ ] third-party tender offer subject to Rule 14d-1.

    [X] issuer tender offer subject to Rule 13e-4.

    [ ] going-private transaction subject to Rule 13e-3.

    [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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    This Tender Offer Statement on Schedule TO relates to the self-tender offer by Sun International Hotels, Limited, an international business corporation organized and existing under the laws of the Commonwealth of The Bahamas (the "Company"), to purchase up to 5,000,000 of its issued and outstanding ordinary shares, par value $0.001 per share (the "Shares"), at a purchase price of $24 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 26, 2000 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the "Letter of Transmittal", a copy of which is attached hereto as Exhibit (a)(1)(B) (which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute the "Offer").

ITEM 1. SUMMARY TERM SHEET.

    The information set forth in the Summary Term Sheet in the Offer to Purchase is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

    (a) The name of the subject company is Sun International Hotels, Limited, an international business corporation organized and existing under the laws of the Commonwealth of The Bahamas. The Company's executive offices are located at Coral Towers, Paradise Island, The Bahamas, telephone: (242) 363-6000.

    (b) The class of securities to which this statement relates is the ordinary shares, par value $0.001 per share, of which 32,682,350 Shares were issued and outstanding as of June 15, 2000. The information set forth on the cover page and in the Introduction of the Offer to Purchase is incorporated herein by reference.

    (c) The information set forth in Section 6 ("Price Range of Shares") of the Offer to Purchase is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

    This Tender Offer Statement is filed by the subject company. The information set forth in Section 7 ("Certain Information Concerning the Company") of the Offer to Purchase is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

    (a)-(b) The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

    (e) The information set forth in Section 14 ("Interest of Directors and Officers; Transactions and Arrangements Concerning Shares") of the Offer to Purchase is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

    (a)-(b) The information set forth in Section 9 ("Purpose of the Offer; Certain Effects of the Offer") of the Offer to Purchase is incorporated herein by reference.

    (c) There are no plans, proposals or negotiations of the Company to engage in any extraordinary transaction (such as merger, reorganization or liquidation), purchase or sell or otherwise dispose of an material amount of assets, or materially change its dividend policy or its board of directors or its management or the Company's corporate structure. The information set forth in Section 9 ("Purpose of the Offer; Certain Effects of the Offer") of the Offer to Purchase is incorporated herein by reference.

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
ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    (a)-(c) The information set forth in Section 8 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    (a) The information set forth in Section 7 ("Certain Information Concerning the Company") of the Offer to Purchase is incorporated herein by reference.

    (b) The information set forth in Section 14 ("Interest of Directors and Officers; Transactions and Arrangements Concerning Shares") of the Offer to Purchase is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

    (a) The information set forth in the Introduction and Section 10 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

    The information set forth in Section 7 ("Certain Information Concerning the Company") of the Offer to Purchase is incorporated herein by reference.

ITEM 11. ADDITIONAL INFORMATION.

    (a) None.

    (b) The information set forth in the Offer to Purchase and Letter of Transmittal is incorporated herein by reference.

ITEM 12. EXHIBITS.

(99)(a)(1)(A)  Offer to Purchase dated June 26, 2000.

(99)(a)(1)(B)  Letter of Transmittal.

(99)(a)(1)(C)  Notice of Guaranteed Delivery.

(99)(a)(1)(D)  Letter from the Dealer Managers to the Brokers, Dealers,
               Commercial Banks, Trust Companies and Nominees.

(99)(a)(1)(E)  Letter to clients for use by Brokers, Dealers, Commercial
               Banks, Trust Companies and Nominees.

(99)(a)(1)(F)  Option Election Form and Related Instructions

(99)(a)(1)(G)  Memorandum to Holders of Options

(99)(a)(1)(H)  Guidelines for Certification of Taxpayer Identification
               Number on Substitute Form W-9.

(99)(a)(1)(I)  Summary Advertisement as published on June 26, 2000.

(99)(a)(1)(J)  Text of press release issued by the Company, dated June 16
               2000.

                                       3
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
(99)(b)(1) Third Amended and Restated Revolving Credit Agreement, dated as of November 1, 1999, among Sun International Hotels
               Limited, Sun International Bahamas Limited, Resorts
               International Hotel, Inc. and Sun International
               Nevada, Inc., as the Borrowers and Guarantors, Various
               Financial Institutions, as the Lenders, the Bank of Nova
               Scotia and Societe Generale, as the Co-syndication Agents and the Managing Agents, Bankers Trust Company, CIBC Inc., the Royal Bank of Scotia D Plc, and Wells Fargo Bank,
               National Association as the Co-agents, and the Bank of Nova
               Scotia, as the Administrative Agent, the Documentation Agent and the Collateral Agent.

(99)(b)(2)     First Amendment to Third Amended and Restated Credit
               Agreement, dated as of June 13, 2000.

(99)(d)        Not applicable.

(99)(g)        Not applicable.

(99)(h)        Not applicable.

(99)(4)(a)     Sun International Hotels Limited Consolidated Financial
               Statements as of December 31, 1999.

(99)(4)(b)     Sun International Hotels Limited Unaudited Condensed
               Consolidated Statements of Operations for the Three Months
               Ended March 31, 2000.

                                       4
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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                       SUN INTERNATIONAL HOTELS LIMITED

                                                       By:             /s/ CHARLES D. ADAMO
                                                            -----------------------------------------
                                                                      Name: Charles D. Adamo
                                                                 Title: EXECUTIVE VICE PRESIDENT

Date: June 26, 2000
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                                 EXHIBIT INDEX

     EXHIBIT NO.                                DESCRIPTION
---------------------   ------------------------------------------------------------
(99)(a)(1)(A)           Offer to Purchase dated June 26, 2000.

(99)(a)(1)(B)           Letter of Transmittal.

(99)(a)(1)(C)           Notice of Guaranteed Delivery.

(99)(a)(1)(D)           Letter from the Dealer Managers to the Brokers, Dealers,
                        Commercial Banks, Trust Companies and Nominees.

(99)(a)(1)(E)           Letter to clients for use by Brokers, Dealers, Commercial
                        Banks, Trust Companies and Nominees.

(99)(a)(1)(F)           Option Election Form and Related Instructions

(99)(a)(1)(G)           Memorandum to Holders of Options

(99)(a)(1)(H)           Guidelines for Certification of Taxpayer Identification
                        Number on Substitute Form W-9.

(99)(a)(1)(I)           Summary Advertisement as published on June 26, 2000.

(99)(a)(1)(J)           Text of press release issued by the Company, dated June 16
                        2000.

(99)(b)(1)              Third Amended and Restated Revolving Credit Agreement, dated as of November 1, 1999, among Sun International Hotels
                        Limited, Sun International Bahamas Limited, Resorts
                        International Hotel, Inc. and Sun International
                        Nevada, Inc., as the Borrowers and Guarantors, Various
                        Financial Institutions, as the Lenders, the Bank of Nova
                        Scotia and Societe Generale, as the Co-syndication Agents
                        and the Managing Agents, Bankers Trust Company, CIBC Inc.,
                        the Royal Bank of Scotia D Plc, and Wells Fargo Bank,
                        National Association as the Co-agents, and the Bank of Nova
                        Scotia, as the Administrative Agent, the Documentation Agent
                        and the Collateral Agent.

(99)(b)(2)              First Amendment to Third Amended and Restated Credit
                        Agreement, dated as of June 13, 2000.

(99)(d)                 Not applicable.

(99)(g)                 Not applicable.

(99)(h)                 Not applicable.

(99)(4)(a)              Sun International Hotels Limited Consolidated Financial
                        Statements as of December 31, 1999.

(99)(4)(b)              Sun International Hotels Limited Unaudited Condensed
                        Consolidated Statements of Operations for the Three Months
                        Ended March 31, 2000.

                                       2